Exhibit 99.1

Factors Affecting Future Financial Results

Statement Regarding Forward-Looking Disclosure and Risk Factors

This annual report on Form 10-K contains statements about future events and expectations that are “forward-looking statements.”  These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or the negative use of these terms or other comparable terminology.  Any statement in this annual report on Form 10-K that is not a statement of historical fact may be deemed to be a forward-looking statement.  All statements other than statements of historical fact included in this annual report on Form 10-K, including without limitation, the statements under “Item 1. Business” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and located elsewhere herein regarding our financial position and liquidity are forward-looking statements.

Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that such expectations will prove to be correct or that our goals will be achieved.  Given these uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.  These forward-looking statements are made as of the date of this annual report on Form 10-K.  We assume no obligation to update or revise them or provide reasons why actual results may differ.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.  See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further information regarding several of the risks and uncertainties.

Risks Related to Our Business, Strategy and Operations

Our substantial leverage could adversely affect our ability to raise additional capital if needed and to service our debt.

We are highly leveraged.  As of December 31, 2004, our total outstanding long-term debt was approximately $125.0 million.  As of that date, such indebtedness represented approximately 49% of our total capitalization.  In addition, if the merger with iPCS is consummated, iPCS’ total outstanding long-term indebtedness as of December 31, 2004, on a pro forma basis, would have been $290.0 million.  If we incur additional indebtedness that ranks equally with the senior notes, the holders of that debt will be entitled to share ratably with the holders of the senior notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of our company.

Our substantial indebtedness could adversely affect our financial health by, among other things:

•                                          increasing our vulnerability to adverse economic and industry conditions;

•                                          limiting our ability to obtain any additional financing we may need to operate, develop and expand our business;

•                                          limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•                                          requiring us to dedicate a substantial portion of any cash flow from our operating activities to service our debt, which reduces the funds available for operations and future business opportunities; and

•                                          potentially making us more highly leveraged than our competitors, which could decrease our ability to compete in our industry.

The ability to make payments on our debt will depend upon our future operating performance and ability to generate cash, which are subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control.  If the cash flow from our operating activities is insufficient, we may take actions, such as delaying or reducing capital expenditures, attempting to restructure or refinance our debt, selling assets or operations or seeking additional equity capital.  Any or all of these actions may not be sufficient to allow us to service our debt obligations.  Further, we may be unable to take any of these actions on satisfactory terms in a timely manner or at all.  We may need to refinance all or a portion of our indebtedness, including the senior notes, on or before maturity.  We may not be able to refinance any of our indebtedness on commercially reasonable terms, or at all.  The indenture that governs the senior notes limits our ability to take several of these actions.  Our failure to generate sufficient funds to pay our debts or to successfully undertake any of these actions could, among other things, materially adversely affect the market value of the senior notes and our ability to repay our obligations under the senior notes.  The indenture that governs the senior notes permits us and our subsidiaries to incur additional indebtedness subject to certain limitations, which could further exacerbate the risks associated with our leverage.

We recently emerged from bankruptcy and we have a history of net losses.  We may incur additional losses in the future and our operating results could fluctuate significantly on a quarterly and annual basis.  As a result, we may be unable to pay amounts due under the senior notes and you could lose all or part of your investment.

We emerged from bankruptcy on October 1, 2004.  We sustained net losses attributed to common stockholders of $24.0 million for the three months ended December 31, 2004.  Our earnings were insufficient to cover fixed charges by $24.1 million for the three months ended December 31, 2004.  Our future operating profitability and cash flow from operating activities will depend upon many factors, including, among others, our ability to market Sprint PCS products and services, achieve projected market penetration and manage subscriber turnover rates.  If we do not achieve and maintain operating profitability and positive cash flow from operating activities, we may be unable to make interest or principal payments on the senior notes and you could lose all or part of your investment.

In addition, our future operating results and cash flow will be subject to quarterly and annual fluctuations due to many factors, some of which are outside our control.  These factors include increased costs we may incur in connection with the further development, expansion and upgrade of our wireless network and fluctuations in the demands for our services.  We may not be able to achieve or sustain profitability.  To the extent our quarterly or annual results of operations fluctuate significantly, we will be unable to pay amounts due under the senior notes and you could lose all or part of your investment.

It is our strategy to resume building our subscriber base, which may negatively affect our near-term profitability.

During our bankruptcy proceedings, we experienced overall reduced net subscriber growth as compared to prior periods.  We limited new subscriber activation volume to ensure adequate liquidity to meet our financial obligations.  As a means to conserve cash in 2003, we closed 20 company-owned retail stores and cancelled nine agreements with local third-party distributors, one of which accounted for 52 stores throughout our markets, thereby reducing our retail presence in a number of our markets.  After October 1, 2004, the effective date of our Plan of Reorganization, we further reduced our stores to nine full service retail stores and two customer service stores.  As we seek to resume building our subscriber base consistent with our new strategy, we will incur significant up-front subscriber acquisition expenses, which initially will result in reduced levels of net income and cash flow from operating activities as compared to our most recent prior periods.

Our financial condition or results of operations will not be comparable to the financial condition or results of operations reflected in our historical financial statements.

As a result of the Reorganization, we are operating our existing business under a new capital structure.  In addition, we are subject to fresh-start accounting principles, and we no longer operate in the NTELOS markets.  As required by fresh-start accounting, our assets have been recorded at fair value, with the enterprise value determined in connection with the Reorganization.  Accordingly, our financial condition and results of operations from and after the effective date of the Plan of Reorganization are not comparable to the financial condition or results of operations reflected in our historical financial statements for periods prior to that date included elsewhere in this annual report on Form 10-K.

The bankruptcy proceeding may adversely affect our ability to engage in transactions.

Our past inability to meet our obligations that resulted in our bankruptcy filing, or the perception that we may not be able to meet our obligations since our emergence from bankruptcy, could adversely affect our relationships with third parties, as well as our ability to retain or attract high-quality employees.  For example, we may have difficulty entering into leases and other agreements related to our operations because of our bankruptcy filing.

The terms of our debt place restrictions on us and our subsidiaries, which may limit our operating flexibility.

The indenture that governs the senior notes imposes material operating and financial restrictions on us and our subsidiaries. These restrictions may limit our ability and the ability of our subsidiaries to, among other things:

•                  incur additional debt or, in the case of our restricted subsidiaries, issue capital stock to a third party;

•                  pay dividends, redeem capital stock or make other restricted payments or investments;

•                  create liens on assets;

•                  merge, consolidate or dispose of assets;

•                  enter into transactions with affiliates;

•                  place restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us; and

•                  change our lines of business.

These restrictions could limit our ability to obtain debt financing, repurchase stock, refinance or pay principal or interest on our outstanding debt, complete acquisitions for cash or debt or react to changes in our operating environment. Any future debt that we incur may contain similar or more restrictive covenants.

If we receive less revenues or incur more fees than we anticipate for PCS roaming from Sprint PCS, our results of operations may be negatively affected.

We are paid a fee from Sprint PCS or PCS Affiliates of Sprint for every voice minute and data kilobit that Sprint PCS’ or PCS Affiliates’ subscribers use on our network.  Similarly, we pay a fee to Sprint PCS or another PCS Affiliate of Sprint for every voice minute and data kilobit that our subscribers use on the Sprint PCS network outside our territory.  The per minute and per kilobit rates that we receive from and pay to Sprint PCS or another PCS Affiliate of Sprint are the same.  Under the recent addendum to our affiliation agreements with Sprint PCS, we agreed with Sprint PCS that the voice rate would be $0.058 per minute until December 31, 2006, except with respect to several of our markets which, under our affiliation agreements with Sprint PCS, are subject to an exception that fixes the reciprocal voice rate at $0.10 per voice minute.  Sprint PCS subscribers based in our territory may spend more time outside our territory than we anticipate, and wireless subscribers from outside our territory may spend less time in our territory or may use our services less than we anticipate.  As a result, we may receive less Sprint PCS roaming revenue and/or have to pay more in Sprint PCS roaming fees than we collect in Sprint PCS roaming revenue.

Roaming revenue from subscribers of wireless communications providers other than Sprint PCS and its PCS Affiliates may decline in the future.

We derive a significant amount of roaming revenue from wireless communications providers other than Sprint PCS and PCS Affiliates of Sprint for permitting their subscribers to roam on our network when they are in our territory.  For the period from January 1, 2004 through September 30, 2004, and the period from October 1, 2004 through December 31, 2004, approximately 14% and 19%, respectively, of our roaming revenue was attributable to revenue derived from these other wireless communications providers.  We do not have agreements directly with these providers.  Instead, we rely on roaming arrangements that Sprint PCS has negotiated.  Sprint PCS may negotiate roaming arrangements with other wireless communications providers at rates that are lower than current rates, resulting in a decrease in our roaming revenue.  If the rates offered by Sprint PCS are not attractive, these other wireless communications providers may decide to build-out their own networks in our territory and compete with us directly or enter into roaming arrangements with our competitors who also have networks in our territory.  The loss of all or a significant portion of this roaming revenue would have a material adverse effect on our financial condition and operating results.  Roaming revenue from subscribers of wireless communications providers other than Sprint PCS and PCS Affiliates of Sprint may also decline as a result of decreased roaming traffic in our territory if our quality of service does not continue to meet designated technical and quality standards or if we are unable to control fraudulent use.

Our roaming arrangements may not be competitive with other wireless communications providers, which may restrict our ability to attract and retain subscribers and thus may adversely affect our operations.

We do not have agreements directly with other wireless service providers for roaming coverage outside our territory.  Instead, we rely on roaming arrangements that Sprint PCS has negotiated with other wireless communications providers for coverage in these areas.  Some of the risks related to these arrangements include:

•                                          the arrangements may not benefit us in the same manner that they benefit Sprint PCS;

•                                          the quality of the service provided by another provider during a roaming call may not approximate the quality of the service provided by Sprint PCS;

•                                          the price of a roaming call may not be competitive with prices charged by other wireless companies for roaming calls;

•                                          subscribers must end a call in progress and initiate a new call when leaving the Sprint PCS network and entering another wireless network;

•                                          Sprint PCS subscribers may not be able to use advanced PCS features from Sprint PCS, such as PCS Vision, while roaming;

•                                          Sprint PCS or the carriers providing the service may not be able to provide us with accurate billing information on a timely basis; and

•                                          if Sprint PCS subscribers do not have a similar wireless experience as when they are on the PCS network of Sprint PCS, we may lose current subscribers and Sprint PCS products and services may be less attractive to potential new subscribers.

Unauthorized use of, or interference with, the Sprint PCS network in our territory could disrupt our service and increase our costs.

We may incur costs associated with the unauthorized use of the Sprint PCS network in our territory, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud.  Fraudulent use of our network may impact interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for fraudulent roaming.

If we lose the right to install our equipment on wireless towers or are unable to renew expiring leases for wireless towers on favorable terms, or at all, our business and results of operations could be adversely impacted.

All of our base stations are installed on leased or licensed tower facilities.  A large portion of these leased or licensed tower sites are owned or leased by a few tower companies.  If a master agreement with one of these tower companies were to terminate, or if one of these tower companies were unable to support the use of its tower sites by us, we would have to find new sites or may be required to rebuild the affected portion of our network.  In addition, the concentration of our tower leases with a limited number of tower companies could adversely affect our results of operations and financial condition if any of our operating subsidiaries are unable to renew their expiring leases with these tower companies either on favorable terms, or at all.  If any of the tower leasing companies that we do business with should experience severe financial difficulties, or file for bankruptcy protection, our ability to use our towers could be adversely affected.  That, in turn, would adversely affect our revenues and financial condition if a material number of towers were involved.

We depend on other telecommunications companies for some services that, if delayed or interrupted, could delay our expected increases in subscribers and revenues.

We depend on other telecommunications companies to provide facilities and transport to interconnect portions of our network and to connect our network with the landline telephone system.  Without these services, we could not offer Sprint PCS services to our subscribers in some areas.  From time to time, we have experienced delays in obtaining facilities and transport from some of these companies, and in obtaining local telephone numbers for use by our subscribers, which are sometimes in short supply, and we may continue to experience delays and interruptions in our network operations and our business may suffer.  Delays or interruptions could also result in a breach of our affiliation agreements with Sprint PCS, subjecting these agreements to potential termination by Sprint PCS.

The technology that we use may become obsolete, which would limit our ability to compete effectively within the wireless telecommunications industry which would negatively affect our operating results.

The wireless telecommunications industry is experiencing significant technological change.  We employ CDMA (code division multiple access), a digital spread-spectrum wireless technology that allows a large number of users to access a single frequency band by assigning a code to all transmission bits, sending a scrambled transmission of the encoded information over the air and reassembling the speech and data into its original format, which is the digital wireless communications technology selected by Sprint PCS and certain other carriers for their nationwide networks.  Other carriers employ other technologies, such as TDMA (time division multiple access), a technology used in digital cellular telephone communication that divides each cellular channel into three time slots in order to increase the amount of data that can be carried, GSM (global system for mobile communication), a technology that digitizes and compresses data, then sends it down a channel with other streams of user data, each in its own time slot and iDEN (integrated digital enhanced network), a technology which includes the capabilities of a digital cellular telephone, two-way radio, alphanumeric pager, and data/fax modem in a single network, for their nationwide networks.  If another technology becomes the preferred industry standard, we would be at a competitive disadvantage and competitive pressures may require Sprint PCS to change its digital technology, which in turn could require us to make changes to our network at substantial cost.  We may be unable to respond to these pressures and implement new technology on a timely basis or at an acceptable cost.  Additionally, our substantial indebtedness, coupled with our recent emergence from bankruptcy, could limit our ability to obtain any additional financing that we may need in order to make changes to our network.  This, in turn, may require us to dedicate a substantial portion of any cash flow from our operating activities to make such changes, thereby reducing funds available for future marketing activities and debt repayment.  We may also lose subscribers if we fail to implement significant technological changes evidenced by the development and commercial acceptance of advanced wireless data services, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences.  If we lose subscribers, our ability to maintain and increase revenues will be impaired and our operating margin will deteriorate.

The loss of the officers and skilled employees upon whom we depend to operate our business could adversely affect our operating results.

Our business is managed by a small number of executive officers on whom we depend to operate our business.  We believe that our future success will depend in part on our continued ability to retain these executive officers and to attract and retain other highly qualified technical and management personnel.  We may not be successful in retaining key personnel or in attracting and retaining other highly qualified technical and management personnel.  Moreover, our past inability to meet our obligations that resulted in our bankruptcy filing, or the perception that we may not be able to meet our obligations since the reorganization, could adversely affect our ability to retain or attract high quality personnel.  The loss of the officers and skilled employees upon whom we depend to operate our business could adversely affect our operating results.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business and operating results.

We are in the process of documenting our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404, which will apply to us for our year ended December 31, 2006 in the event we do not consummate our merger with iPCS prior to that date. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed and investors could lose confidence in our reported financial information.

Risks Related to our Relationship with Sprint PCS

The proposed merger between Sprint and Nextel may have an adverse effect on us in ways that would be beyond our control.

On December 15, 2004, Sprint Corporation and Nextel Communications, Inc. announced that they had signed a merger agreement, pursuant to which Sprint Corporation and Nextel Communications, Inc. would merge and combine their operations.  Nextel Communications, Inc. and an affiliated company, Nextel Partners, Inc., operate wireless telecommunications networks in portions of our service areas.  Pursuant to our affiliation agreements with Sprint PCS, Sprint PCS has granted us certain exclusivity rights within our service areas.  We believe that, depending upon the actions of Sprint following the closing of the merger, Sprint would be in violation of the exclusivity provisions of our affiliation agreements with Sprint PCS.  Sprint has announced that it will pursue discussions with the PCS Affiliates toward a modification of our affiliation agreements as a result of the Sprint/Nextel merger.  We do not know the terms of Sprint’s proposal, or whether we will ultimately reach agreement with Sprint on mutually satisfactory terms for a revised affiliation agreement.  It is likely that such a revised affiliation agreement would materially change our business and operations and may result in us making significant payments to acquire network assets and subscribers or to otherwise modify our network and marketing plans.  The announcement and closing of the Sprint/Nextel merger may give rise to a negative reaction by our existing and potential customers and a diminution in brand recognition or loyalty, which may have an adverse effect on our revenues.  If necessary, we intend to enforce our rights, whether through seeking injunctive relief or otherwise, to the extent that Sprint violates or threatens to violate the terms of our affiliation agreements with Sprint PCS.

If Sprint PCS does not succeed, our business may not succeed.

If Sprint has a significant disruption to its business plan or network, fails to operate its business in an efficient manner or suffers a weakening of its brand name, our operations and profitability would likely be negatively impacted.  If Sprint should have significant financial problems, including bankruptcy, our business would suffer material adverse consequences, which could include termination or revision of our affiliation agreements with Sprint PCS.

Our ability to conduct our business would be severely restricted if Sprint PCS were to terminate our affiliation agreements.

Our relationship with Sprint PCS is governed by our affiliation agreements with it.  As we do not own the licenses that are used in our portion of the Sprint PCS network, our business depends on the continued effectiveness of these affiliation agreements.  Sprint PCS may be able to terminate our affiliation agreements if we materially breach the terms of these agreements.  These terms include operational and network requirements that are extremely technical and detailed and apply to each retail store, cell site and switch site.  Under certain circumstances, many of these operational and network requirements, as well as the pricing of the services Sprint PCS renders to us, can be changed by Sprint PCS, in certain cases, with little notice.  As a result, we may not always be in compliance with all requirements of our affiliation agreements with Sprint PCS.  Sprint PCS conducts periodic audits of compliance with various aspects of its program guidelines and identifies issues it believes need to be addressed.  We may need to incur substantial costs to remedy any noncompliance.  The extent to which we are not in compliance with our affiliation agreements could limit our ability to obtain any additional financing that we may need in order to remedy such noncompliance.  Additionally, our substantial indebtedness and our recent emergence from bankruptcy could further limit our ability to obtain additional financing.  If we cannot obtain additional financing, we may be unable to remedy such noncompliance, thereby resulting in a material breach of our affiliation agreements, which could lead to their termination by Sprint.  If Sprint PCS were to terminate or fail to renew our affiliation agreements or fail to perform its obligations under those agreements, our ability to conduct business would be severely restricted.

If we materially breach our affiliation agreements with Sprint PCS, Sprint PCS may have the right to purchase our operating assets at a discount to market value.

Our affiliation agreements with Sprint PCS require that we provide network coverage to a minimum network coverage area within specified time frames and that we meet and maintain Sprint PCS’ technical and customer service requirements.  A failure by us to meet Sprint PCS’ technical or customer service requirements contained in the affiliation agreements, among other things, would constitute a material breach of the agreements, which could lead to their termination by Sprint PCS.  Our affiliation agreements with Sprint PCS provide that upon the occurrence of an event of termination caused by our breach of such agreements, Sprint PCS has the right, among other things, to purchase our operating assets without stockholder approval and for a price equal to 72% of our “entire business value,” which is our appraised value determined using certain principles set forth in our affiliation agreements with Sprint PCS and based on the price a willing buyer would pay a willing seller for our entire business as a going concern.  See “Business — The Sprint PCS Agreements — Termination of management agreement” for a description of how we calculate our entire business value.

Sprint PCS may make decisions that could increase our expenses and/or our capital expenditure requirements, reduce our revenues or make our affiliate relationships with Sprint PCS less advantageous than expected.

Under our affiliation agreements with Sprint PCS, Sprint PCS has a substantial amount of control over factors that significantly affect the conduct of our business.  Conflicts between us may arise and these conflicts may not be resolved in our favor.  The conflicts and their resolution may harm our business.  Sprint PCS may make decisions that adversely affect our business, such as the following:

•                                          Sprint PCS may price its national calling plans based on its own objectives and could set price levels and subscriber credit policies or change other characteristics of its plans in a way that may not be economically advantageous for our business; and

•                                          Sprint PCS may alter its network and technical requirements or request that we build-out additional areas within our territory, which could result in increased equipment and build-out costs or in Sprint PCS building out that area itself or assigning it to another PCS Affiliate of Sprint.

Certain provisions of our affiliation agreements with Sprint PCS may diminish our value and restrict the sale of our business.

Sprint PCS must consent to any transaction pursuant to which Horizon PCS, Inc. is no longer the “ultimate parent” of Horizon Personal Communications, Inc. and Bright Personal Communications Services, LLC, our operating subsidiaries that are the parties to the affiliation agreements with Sprint PCS and must consent to any assignment by us of our affiliation agreements with it.  Sprint PCS also has a right of first refusal if we decide to sell the operating assets of Bright Personal Communications Services, LLC to a third party.  We are also subject to a number of restrictions on the transfer of our business, including a prohibition on the sale of our operating assets to competitors of Sprint PCS.  These restrictions and the other restrictions contained in our affiliation agreements with Sprint PCS restrict our ability to sell our business, may reduce the value a buyer would be willing to pay for our business, and may reduce our “entire business value,” which is our appraised value determined using principles set forth in our affiliation agreements with Sprint PCS and based on the price a willing buyer would pay a willing seller for our entire business as a going concern.

Problems experienced by Sprint PCS with its internal support systems could lead to subscriber dissatisfaction or increase our costs.

We rely on Sprint PCS’ internal support systems, including customer care, billing and back-office support.  As Sprint PCS has expanded its network and subscriber base, its internal support systems have been subject to increased demand and, in some cases, suffered degradation in service.  Sprint PCS has entered into business process outsourcing agreements with third parties to provide these services.  Sprint PCS may not be able to successfully add system capacity, that its internal support systems will be adequate or that third parties contracted with by Sprint PCS can perform their obligations.  Problems with Sprint PCS’ internal support systems could cause:

•                                          delays or problems in our operations or services;

•                                          delays or difficulty in gaining access to subscriber and financial information;

•                                          a loss of subscribers; and

•                                          an increase in the costs of customer care, billing and back-office services.

•                                          Should Sprint PCS fail to deliver timely and accurate information, this may lead to adverse short-term decisions and inaccurate assumptions in our business plan.  It could also adversely affect our cash flows, because Sprint PCS collects our receivables and remits to us a net amount that is based on the financial information it produces for us.

Our costs for internal support systems may increase if Sprint PCS terminates all or part of our service agreements with it.

The costs for the services provided by Sprint PCS under our service agreements relative to billing, customer care and other back-office functions for the period from January 1, 2004 through September 30, 2004 and the period from October 1, 2004 through December 31, 2004 were approximately $58.0 million and $15.3 million, respectively.  Because we incur the majority of these costs on a per subscriber basis, we expect the aggregate cost for such services to increase as our subscriber base increases.  Sprint PCS may terminate any service provided under such agreements upon nine months’ prior written notice.  However, if that service was a service that we were required to select under the services agreement and is a service we need to continue to operate our business, Sprint PCS has agreed that it will assist us in developing that function internally or locating a third-party vendor that will provide that service.  If Sprint PCS terminates a service for which we have not developed or are unable to develop a cost-effective alternative, our operating costs may increase beyond our expectations and our operations may be interrupted or restricted.  We do not currently have a contingency plan if Sprint PCS terminates a service we currently receive from it.

If Sprint PCS does not maintain control over its licensed spectrum, our affiliation agreements with Sprint PCS may be terminated.

Sprint PCS, not us, owns the licenses necessary to provide wireless services in our territory.  The FCC requires that licensees like Sprint PCS maintain control of their licensed systems and not delegate control to third-party operators or managers without the FCC’s consent.  Our affiliation agreements with Sprint PCS reflect an arrangement that the parties believe meets the FCC requirements for licensee control of licensed spectrum.  However, if the FCC were to determine that any of our affiliation agreements with Sprint PCS needed to be modified to increase the level of licensee control, we have agreed with Sprint PCS to use our best efforts to modify the agreements to comply with applicable law.  If we cannot agree with Sprint PCS on the modification of the agreements, those agreements may be terminated.  If the agreements are terminated, we would no longer be a part of the PCS network of Sprint PCS and we would not be able to conduct our business.

The FCC may fail to renew the Sprint PCS wireless licenses under certain circumstances, which would prevent us from providing wireless services.

Sprint PCS’ wireless licenses are subject to renewal and revocation by the FCC.  The Sprint PCS wireless licenses in our territory will expire in 2007 but may be renewed for additional ten-year terms.  The FCC has adopted specific standards that apply to wireless personal communications services license renewals.  Any failure by Sprint PCS or us to comply with these standards could result in the non-renewal of the Sprint PCS licenses for our territory.  Additionally, if Sprint PCS does not demonstrate to the FCC that Sprint PCS has met the construction requirements for each of its wireless personal communications services licenses, it can lose those licenses.  If Sprint PCS loses its licenses in our territory for any of these reasons, or any other reasons, neither we, nor our subsidiaries, would be able to provide wireless services without obtaining rights to other licenses.  If Sprint PCS loses its licenses in another territory, Sprint PCS or the applicable PCS Affiliate of Sprint would not be able to provide wireless services without obtaining rights to other licenses and our ability to offer nationwide calling plans would be diminished and potentially more costly.

Parts of our territory have limited licensed spectrum, which may adversely affect the quality of our service.

In the majority of our markets, Sprint PCS has licenses covering 20 MHz or 30 MHz of spectrum.  However, Sprint PCS has licenses covering only 10 MHz in parts of our territory which represent 2.3 million in covered population out of a total population of over 2.6 million residents.  In the future, as our subscriber base increases in those areas, this limited licensed spectrum may not be able to accommodate increases in call volume and may lead to increased dropped calls and may limit our ability to offer enhanced services.  We may also have to increase our capital expenditures in an attempt to compensate for this lack of licensed spectrum.

We rely on Sprint PCS for a substantial amount of our financial information.  If that information is not accurate, our ability to report our financial data could be adversely affected and the investment community could lose confidence in us.

Under our affiliation agreements with Sprint PCS, Sprint PCS performs our billing, manages our accounts receivable and provides a substantial amount of financial information that impacts our accounts.  The data provided by Sprint related to these functions they perform for us is the primary source for our service revenue and for a significant portion of our cost of service and roaming, and selling and marketing expenses included in our statement of operations.  We use this data to record our financial results and prepare our financial statements.  If Sprint PCS fails to deliver timely and accurate information, this may lead us to make adverse decisions and inaccurate assumptions for future business plans and could also negatively affect our cash flows as Sprint PCS collects our receivables and remits a net amount to us that is based on the financial information it provides.  In addition, delays and material inaccuracies could adversely affect the effectiveness of our disclosure controls and procedures and if we later identify material errors in that data provided to us, we may be required to restate our financial statements.  The timing and nature of information we receive from Sprint PCS may adversely affect our ability to accurately report our financial data and to satisfy internal control requirements in the future.  If that occurs, with respect to us or any other PCS Affiliate of Sprint, investors and securities analysts may lose confidence in us.

If other PCS Affiliates of Sprint have financial difficulties, the PCS network of Sprint PCS could be disrupted which may negatively affect our operating results.

The PCS network of Sprint PCS is a combination of networks.  The large metropolitan areas are operated by Sprint, and the areas in between them are operated by PCS Affiliates of Sprint, all of which are independent companies like us.  We believe that most, if not all, of these companies have incurred substantial debt to pay the large cost of building out their networks and have experienced financial difficulties in the past.  If other PCS Affiliates of Sprint experience financial difficulties in the future, the PCS network of Sprint PCS could be disrupted in the territories of those PCS Affiliates of Sprint.  Material disruptions in the PCS network of Sprint PCS could have a material adverse effect on our ability to attract and retain subscribers.  If the affiliation agreements of those PCS Affiliates of Sprint were like ours, Sprint PCS would have the right to step in and operate the affected territory under certain circumstances.  However, Sprint’s right to step in could be delayed or hindered by legal proceedings, including any bankruptcy proceeding related to the affected PCS Affiliate of Sprint.  In addition to us, two other PCS Affiliates of Sprint have filed Chapter 11 proceedings.

We may have difficulty in obtaining an adequate supply of certain handsets from Sprint PCS, which could adversely affect our results of operations.

We depend on our relationship with Sprint PCS to obtain handsets and other wireless devices.  Sprint PCS orders handsets and other wireless devices from various manufacturers.  We could have difficulty obtaining specific types of handsets in a timely manner if:

•                                          Sprint PCS does not adequately project the need for handsets for itself, the PCS Affiliates of Sprint and its other third-party distribution channels, particularly in transition to new technologies, such as third-generation, or “3G,” technology;

•                                          Sprint PCS gives preference to other distribution channels;

•                                          we do not adequately project our need for handsets or other wireless devices;

•                                          Sprint PCS modifies its handset logistics and delivery plan in a manner that restricts or delays our access to handsets; or

•                                          there is an adverse development in the relationship between Sprint PCS and its suppliers or vendors.

The occurrence of any of the foregoing could disrupt our customer service and/or result in a decrease in our subscribers, which could adversely affect our results of operations.

Risks Related to the Wireless Telecommunications Industry

We may continue to experience a high rate of subscriber turnover, which would adversely affect our financial performance.

The wireless telecommunications industry in general, and Sprint PCS and PCS Affiliates of Sprint in particular, have experienced a high rate of subscriber turnover, commonly known as churn.  We believe this higher churn rate has resulted from Sprint PCS’ programs for marketing its services to sub-prime credit subscribers and Sprint PCS’ focus on adding subscribers from the consumer segment of the industry, rather than the business segment.

Significant competition in our industry and general economic conditions may cause our future churn rate to be higher than our historical rate.  Factors that may contribute to higher churn include:

•                                          inability or unwillingness of subscribers to pay, resulting in involuntary deactivations, which accounted for over 35% and 32% of our subscriber deactivations in the period from January 1, 2004 through September 30, 2004 and the period from October 1, 2004 through December 31, 2004, respectively;

•                                          subscriber mix and credit class, particularly sub-prime credit subscribers, which accounted for approximately 23% and 25% of our gross subscriber additions for the period from January 1, 2004 through September 30, 2004 and the period from October 1, 2004 through December 31, 2004, respectively, and account for approximately 18.0% of our subscriber base as of December 31, 2004;

•                                          greater attractiveness of our competitors’ products, services and pricing;

•                                          our network performance and coverage relative to our competitors;

•                                          the level of customer service provided by Sprint PCS;

•                                          any increased prices for services in the future; and

•                                          any future changes by us in the products and services we offer or in the terms under which we offer our products or services, especially to sub-prime credit subscribers.

An additional factor that may contribute to a higher churn rate is implementation of the FCC’s wireless local number portability (or “WLNP”) requirement.  The FCC’s WLNP requirement enables wireless subscribers to keep their telephone numbers when switching to another carrier.  As of May 24, 2004, all covered Commercial Mobile Radio Service (“CMRS”) providers, including broadband PCS, cellular and certain specialized mobile radio (“SMR”) licensees, must allow subscribers to retain, subject to certain geographic limitations, their existing telephone number when switching from one telecommunications carrier to another.  We anticipate that the WLNP mandate will impose increased operating costs on all CMRS providers, including us, and may result in higher churn rates and subscriber acquisition and retention costs.  To date, WLNP has increased our total churn, and the ultimate impact is uncertain.

A high rate of subscriber turnover could adversely affect our competitive position, liquidity, financial position, results of operations and our costs of, or losses incurred in, obtaining new subscribers, especially because we subsidize most of the costs of the initial purchases of handsets by subscribers.

Regulation by government agencies and taxing authorities may increase our costs of providing service or require us to change our services.

Our operations and those of Sprint PCS may be subject to varying degrees of regulation by the FCC, the Federal Trade Commission, the Federal Aviation Administration, the Environmental Protection Agency, the Occupational Safety and Health Administration and state and local regulatory agencies and legislative bodies.  Adverse decisions or regulations of these regulatory bodies could negatively impact our operations and our costs of doing business.  For example, changes in tax laws or the interpretation of existing tax laws by state and local authorities could subject us to increased taxes on income, sales, gross receipts or other tax costs or require us to alter the structure of our current relationship with Sprint PCS.

Concerns over health risks and safety posed by the use of wireless handsets may reduce consumer demand for our services.

Media reports have suggested that radio frequency emissions from wireless handsets may:

•                                          be linked to various health problems resulting from continued or excessive use, including cancer;

•                                          interfere with various electronic medical devices, including hearing aids and pacemakers; and

•                                          cause explosions if used while fueling an automobile.

Widespread concerns over radio frequency emissions may expose us to potential litigation, discourage the use of wireless handsets or result in additional regulation imposing restrictions or increasing requirements on the location and operation of cell sites or the use or design of wireless handsets.  Any resulting decrease in demand for these services or increase in the cost of complying with additional regulations could impair our ability to profitably operate our business.

Due to safety concerns, some state and local legislatures have passed or are considering legislation restricting the use of wireless telephones while driving automobiles.  Concerns over safety risks and the effect of future legislation, if adopted and enforced in the areas we serve, could limit our ability to market and sell our wireless services.  In addition, it may discourage use of our wireless devices and decrease our revenues from subscribers who now use their wireless telephones while driving.  Further, litigation relating to accidents, deaths or serious bodily injuries allegedly incurred as a result of wireless telephone use while driving could result in damage awards, adverse publicity and further governmental regulations.

Significant competition in the wireless telecommunications industry may result in our competitors offering new services or lower prices, which could prevent us from operating profitably and may cause prices for our services to continue to decline in the future.

Competition in the wireless telecommunications industry is intense.  Competition has caused, and we anticipate that competition will continue to cause, the market prices for two-way wireless products and services to decline.  Our ability to compete will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the wireless telecommunications industry.  While we try to maintain and increase our average revenue per user (“ARPU”), we cannot assure you that we will be able to do so in the future.  If prices for our services continue to decline, it could adversely affect our ability to increase revenue, which would have a material adverse effect on our financial condition, our results of operations and our ability to repay the senior notes offered hereby.  In addition, the viability of our business depends upon, among other thing, our ability to compete with other wireless providers on the basis of reliability, quality of service, availability of voice and data features and customer care.  In addition, the pricing of our services may be affected by competition, including the entry of new service providers into our markets.  Furthermore, there has been a recent trend in the wireless telecommunications industry towards consolidation of wireless service providers, which could, over time, increase the size, depth and financial resources of competitors.

Our dependence on Sprint PCS to develop competitive products and services and the requirement that we obtain Sprint PCS’ consent for our subsidiaries to sell non-Sprint approved equipment may limit our ability to keep pace with our competitors on the introduction of new products, services and equipment.  Some of our competitors are larger than us, possess greater resources, offer more extensive coverage areas and may market other services, such as landline telephone service, cable television and Internet access, along with their wireless communications services.  A number of our cellular, PCS and other wireless competitors have access to more licensed spectrum than the amount licensed to Sprint in most of our territory and, therefore, will be able to provide greater network call volume capacity than our network to the extent that network usage begins to reach or exceed the capacity of our licensed spectrum.  In addition, we may be at a competitive disadvantage since we may be more highly leveraged than some of our competitors.

We also face competition from paging, dispatch and conventional mobile radio operations, enhanced specialized mobile radio, called ESMR, and mobile satellite services.  In addition, future FCC regulation or federal legislation may create additional spectrum allocations that would have the effect of adding new entrants (and thus additional competitors) into the mobile telecommunications market.

Market saturation could limit or decrease our rate of new subscriber additions and increase costs to keep our current subscribers.

Intense competition in the wireless telecommunications industry could cause prices for wireless products and services to continue to decline.  If prices drop, our rate of net subscriber additions will take on greater significance in improving our financial condition and results of operations.  However, as our and our competitors’ penetration rates in our markets increase over time, our rate of adding net subscribers could decrease further.  In addition, we may incur additional costs through equipment upgrades and other retention costs to keep our current subscribers from switching to our competitors.  If price decreases were to occur, our liquidity, financial condition and results of operation could be materially adversely affected.

Alternative technologies and current uncertainties in the wireless market may reduce demand for PCS products and services.

The wireless telecommunications industry is experiencing significant and rapid technological change, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences.  Technological advances and industry changes could cause the technology used in our network to become obsolete.  We rely on Sprint PCS for research and development efforts with respect to Sprint PCS products and services and with respect to the technology used on our network.  Sprint PCS may not be able to respond to such changes and implement new technology on a timely basis, or at an acceptable cost.

If Sprint PCS is unable to keep pace with these technological changes or other changes in the wireless communications market, the technology used on our network may become obsolete.  In addition, other carriers are in the process of completing, or have completed, upgrades to 1xRTT, or other 3G technologies.  3G technology provides high-speed, always-on Internet connectivity and high-quality video and audio.  Other carriers may introduce these new technologies or other competing technologies more rapidly than we do, which could put us at a competitive disadvantage.  Additional steps beyond 1xRTT, which could include enhancement to new EV-DO or EV-DV technology, may be taken as demand for more robust data services or as the need for additional capacity develops.  These additional steps may significantly increase our capital expenditures.

We are a consumer business and an economic downturn in the United States involving significantly reduced consumer spending could negatively affect our results of operation.

Individual consumers represent the majority of our subscriber base.  In the event that an economic downturn similar to the one recently experienced by the United States and other countries occurs, and spending by individual consumers drops significantly, our business may be negatively affected.